SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR Q3 LOSS REDUCED FROM €102M TO €11M,

FARES FALL 12%, TRAFFIC GROWS 14% TO 16m PASSENGERS,

RAISES FULL YEAR NET PROFIT GUIDANCE TO €275m.

Ryanair, Europe's largest low fare airline today (1 Feb) announced a Q3 loss of €11m down from a loss of €102m in Q3 last year. Revenues rose by 1% to €612m, as 14% traffic growth was largely offset by a 12% decline in average fare. Unit costs fell by 23% (excluding fuel they fell by 4%) despite a 3% increase in sector length.

Summary Table of Results (IFRS) - in euro

Q3 Results	Dec 31, 2008	Dec 31, 2009	% Change
Passengers	14.0m	16.0m	+14%
Revenue	€604m	€612m	+1%
Adjusted Profit/(Loss) after Tax (Note 1)	(€101.5m)	(€10.9m)	+89%
Adjusted Basic EPS(euro cent) (Note 1)	(6.88)	(0.74)	+89%

Announcing these results Ryanair's CEO, Michael O'Leary, said:

"Our Q3 loss of €11m is disappointing although better than expected, and a significant improvement on last year's Q3. These numbers are distorted by a 37% fall in fuel costs which offset a 12% decline in average fares. Yields fell by 12% which was better than anticipated due to an improved mix of new routes and bases this winter and deep cuts in loss making winter capacity at high cost airports such as Dublin and Stansted. Ancillary revenues grew by 6%, slower than the growth of passenger volumes due to changes in consumer behaviour.

Over the past few months we have witnessed the demise of Blue Wings (GER), Flyglobespan (UK), Sky Europe & Seagle Air (Slovakia), and My Air (Italy) and we expect further casualties this winter. We are increasing market share particularly where we compete with the big three high fare flag carrier groups led by Air France, BA and Lufthansa. Market conditions remain difficult, although the increasing pace of consolidation and closures among our competitors allied to Ryanair's continuing fleet expansion will lead to further market share gains this year in particular in Italy, Scandinavia, Spain, and the UK.

Our passion to lower costs has resulted in unit costs excluding fuel falling by 4% despite a 3% increase in ave. sector length. Fuel costs fell by 37% to €207m reflecting the benefit of lower oil prices and we recently extended our hedging for fiscal 2011 with 90% of the first 3 quarters and 25% of Q4 now hedged at $720 per tonne.

Capacity cuts by many of Europe's flag carriers have led to traffic falls at most European airports. This has created opportunities for Ryanair to grow as many airports are vigorously competing against each other to win Ryanair's growth. This aggressive competition has resulted in our airport and handling costs per passenger falling by 11% (despite increases in Stansted and Dublin) and we will continue to launch more of these new low cost routes and bases in the coming year.

Despite the recession airport monopolies like the BAA and DAA continue to abuse their monopoly position. The sale of Gatwick will lead to much needed competition in the London market; however, the recent decision of the Competition Appeals Tribunal will regrettably delay the sale of Stansted and a Scottish airport. These disposals as recommended by the Competition Commission are necessary and urgent in order to increase competition and ensure a better deal for consumers by lowering costs and delivering more efficient airport facilities which the BAA monopoly and the hopeless CAA regulator have repeatedly failed to deliver.

In Dublin the abject failure of the Irish Govt's transport policy (which involves protecting the DAA monopoly at all costs), is now being exposed. Last April the Govt imposed a €10 tourist tax on all flights from Ireland. Traffic at Dublin Airport promptly collapsed by over 3m passengers (-13%) during a year when Ryanair's total traffic grew by 7m. Instead of responding to this collapse by scrapping tourist taxes and lowering airport costs as other EU Govt's have, the Irish Dept of Transport have responded by ordering - yes ordering - the supposedly independent Aviation Regulator to approve 40% increases in Dublin Airport's price cap over the coming 12 months. The Dept seems to believe this cost increase (during a deep recession) will compensate Dublin Airport for its 13% traffic loss last year, and allow the DAA to recover the €1.2bn they have wasted on T2 (and its associated facilities) which the DAA originally promised to deliver for between "€170m to €200m". This crazy policy of a tourist tax and a 40% increase in airport fees will inevitably lead to another year of double digit traffic collapse at Irish airports in 2010, as Ireland's tourism industry is devastated by this Govt's policy of raising taxes and costs to protect a bankrupt airport monopoly. The combined capacity of T1 and T2 (when opened in late 2010) will exceed 50m ppa, which gives rise to excess capacity at Dublin of over 60% based on the DAA's own traffic forecast. We call for the immediate mothballing of this T2 white elephant which will at least eliminate the operating costs associated with its opening. The Irish Govt's crazy tourist tax must also be scrapped if Ireland ever wants to return to an era of tourism growth and low access costs.

We confirmed in December that we were terminating our discussion with Boeing for an order of up to 200 aircraft. Although we had agreed pricing and delivery dates (between 2013 and 2016), Boeing regrettably insisted on changing our delivery terms and conditions which were not acceptable to Ryanair. We have no plan to re-open these discussions. If there is to be any future agreement on aircraft then it will have to be on materially improved terms. We will instead proceed with our confirmed 112 aircraft deliveries up to the end of 2012 which will allow us to grow traffic to some 85m ppa. Gross capex as a result will fall annually from €1.2bn in fiscal 2010 to approx. €0.1bn by fiscal 2014. We expect to generate up to €1bn of surplus cash by the end of 2013 which would be available to return to shareholders.

Our Q3 results were marginally ahead of expectations as a better mix of new routes and bases meant that yields fell by 12% rather than the up to 20% fall we previously guided. We expect this slightly better yield performance to continue into Q4 and accordingly we now believe the full year yield decline will be closer to 15% rather than the 20% previously guided. As a consequence, we have now increased our full year net profit guidance to €275m from the lower end of the range of €200m to €300m previously guided.

Ryanair remains uniquely positioned to benefit from the accelerating pace of airline consolidation and closures in Europe which has led to significant capacity reductions. We have announced an impressive array of new routes and bases for fiscal 2011 and expect to grow traffic by approx. 10% to 73m as airports more and more recognise Ryanair's unique ability to deliver substantial and sustained traffic growth even during a downturn. Despite the depth of the current recession Ryanair will continue to grow traffic and profits (while most other airlines lose money) for the benefit of our passengers, our people, and our shareholders.

ENDS.

Note:    There were no exceptional items in the quarter ended December 31, 2009. Exceptional items in the quarter ended December 31, 2008 amounted to €17.3m consisting of an accelerated depreciation charge on aircraft disposed in financial years 2009 and 2010.

For further information         Howard Millar                   Pauline McAlester

Please contact:                    Ryanair Holdings Plc           Murray Consultants

www.ryanair.com                 Tel: 353-1-8121212        Tel: 353-1-4980300

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is the World’s favourite airline with 39 bases and 1000+low fare routes across 26 countries, connecting 150 destinations. Ryanair operates a fleet of 218 new Boeing 737-800 aircraft with firm orders for a further 104 new aircraft (before taking account of planned disposals), which will be delivered over the next 2.5 years. Ryanair currently has a team of more than 7,000 people and expects to carry approximately 66 million passengers in the current fiscal year.

.

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Balance Sheet as at December 31, 2009 (unaudited)

		At Dec 31,	At Mar 31,
		2009	2009
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	3,972.7	3,644.8
Intangible assets		46.8	46.8
Available for sale financial assets	8	101.9	93.2
Derivative financial instruments		19.7	60.0
Total non-current assets		4,141.1	3,844.8

Current assets
Inventories		2.9	2.1
Other assets		125.5	91.0
Trade receivables		31.0	41.8
Derivative financial instruments		34.1	130.0
Restricted cash		105.9	291.6
Financial assets: cash > 3months		1,325.4	403.4
Cash and cash equivalents		1,008.4	1,583.2
Total current assets		2,633.2	2,543.1

Total assets		6,774.3	6,387.9

Current liabilities
Trade payables		132.5	132.7
Accrued expenses and other liabilities		695.9	905.8
Current maturities of debt		317.5	202.9
Current tax		-	0.4
Derivative financial instruments		54.3	137.4
Total current liabilities		1,200.2	1,379.2

Non-current liabilities
Provisions		89.4	72.0
Derivative financial instruments		34.0	54.1
Deferred tax		196.1	155.5
Other creditors		135.8	106.5
Non-current maturities of debt		2,323.0	2,195.5
Total non-current liabilities		2,778.3	2,583.6

Shareholders' equity
Issued share capital		9.4	9.4
Share premium account		627.8	617.4
Capital redemption reserve		0.5	0.5
Retained earnings		2,140.6	1,777.7
Other reserves		17.5	20.1
Shareholders' equity		2,795.8	2,425.1

Total liabilities and shareholders' equity		6,774.3	6,387.9

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the nine months ended December 31, 2009 (unaudited)

		Pre Exceptional	Exceptional	IFRS Nine months	Pre Exceptional	Exceptional	IFRS Nine months
		Results	Items	Ended	Results	Items	Ended
		Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
		2009	2009	2009	2008	2008	2008
	Note	€M	€M	€M	€M	€M	€M
Operating revenues
Scheduled revenues		1,893.0	-	1,893.0	1,961.1	-	1,961.1
Ancillary revenues		485.7	-	485.7	454.0	-	454.0
Total operating revenues - continuing operations		2,378.7	-	2,378.7	2,415.1	-	2,415.1
Operating expenses
Staff costs		250.8	-	250.8	234.9	-	234.9
Depreciation		169.0	-	169.0	147.5	42.9	190.5
Fuel & oil		666.4	-	666.4	1,116.5	-	1,116.5
Maintenance, materials & repairs		60.2	-	60.2	49.6	-	49.6
Aircraft rentals		69.6	-	69.6	57.5	-	57.5
Route charges		253.2	-	253.2	218.0	-	218.0
Airport & handling charges		357.2	-	357.2	344.5	-	344.5
Marketing, distribution & other		98.3	-	98.3	102.0	-	102.0
Total operating expenses		1,924.7	-	1,924.7	2,270.6	42.9	2,313.6
Operating profit - continuing operations		454.0	-	454.0	144.5	(42.9)	101.6
Other income/(expenses)
Finance income		17.9	-	17.9	64.0	-	64.0
Finance expense		(53.0)	-	(53.0)	(92.7)	-	(92.7)
Foreign exchange gain/(loss)		(1.1)	-	(1.1)	(1.5)	-	(1.5)
Loss on impairment of available for sale financial asset		-	(13.5)	(13.5)	-	(93.6)	(93.6)
Gain/(loss) on disposal of property, plant & equipment		2.6	-	2.6	(1.2)	-	(1.2)
Total other (expenses)		(33.6)	(13.5)	(47.1)	(31.4)	(93.6)	(125.0)
Profit/(loss) before tax		420.4	(13.5)	406.9	113.1	(136.5)	(23.4)
Tax on profit on ordinary activities		(44.3)	-	(44.3)	-	-	-
Profit/(loss) for the period - all attributable to equity holders of parent		376.1	(13.5)	362.6	113.1	(136.5)	(23.4)
Earnings/(losses) per ordinary share (in € cent)
Basic	10	25.48		24.57	7.65		(1.59)
Diluted	10	25.39		24.48	7.65		(1.59)
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,476.0		1,476.0	1,478.2		1,478.2
Diluted	10	1,481.1		1,481.1	1,478.2		1,478.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended December 31, 2009 recognised and measured in accordance with IFRS (unaudited)

		Pre Exceptional	Exceptional	IFRS Quarter	Pre Exceptional	Exceptional	IFRS Quarter
		Results	Items	Ended	Results	Items	Ended
		Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
		2009	2009	2009	2008	2008	2008
	Note	€M	€M	€M	€M	€M	€M
Operating revenues
Scheduled revenues		472.5	- -	472.5	472.7	- -	472.7
Ancillary revenues		139.4	-	139.4	131.8	-	131.8
Total operating revenues - continuing operations		611.9	-	611.9	604.5	-	604.5
Operating expenses
Staff costs		82.2	-	82.2	74.9	-	74.9
Depreciation		57.7	-	57.7	50.7	17.3	68.0
Fuel & oil		206.6	-	206.6	328.0	-	328.0
Maintenance, materials & repairs		19.9	-	19.9	18.9	-	18.9
Aircraft rentals		24.6	-	24.6	19.3	-	19.3
Route charges		79.3	-	79.3	67.0	-	67.0
Airport & handling charges		107.7	-	107.7	106.2	-	106.2
Marketing, distribution & other		32.5	-	32.5	31.4	-	31.4
Total operating expenses		610.5	-	610.5	696.4	17.3	713.7
Operating profit - continuing operations		1.4	-	1.4	(91.9)	(17.3)	(109.2)
Other income/(expenses)
Finance income		4.6	-	4.6	17.6	-	17.6
Finance expense		(17.7)	-	(17.7)	(34.2)	-	(34.2)
Foreign exchange loss		(0.5)	-	(0.5)	(1.6)	-	(1.6)
(Loss) on disposal of property, plant & equipment		(0.3)	-	(0.3)	(1.3)	-	(1.3)
Total other (expenses)		(13.9)	-	(13.9)	(19.5)	-	(19.5)
(Loss) before tax		(12.5)	-	(12.5)	(111.4)	(17.3)	(128.7)
Tax on profit on ordinary activities		1.6	-	1.6	9.9	-	9.9
(Loss) for the quarter - all attributable to equity holders of parent		(10.9)	-	(10.9)	(101.5)	(17.3)	(118.8)
(Losses) per ordinary share (in € cent)
Basic	10	(0.74)		(0.74)	(6.88)		(8.06)
Diluted	10	(0.74)		(0.74)	(6.88)		(8.06)
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,477.2		1,477.2	1,473.9		1,473.9
Diluted	10	1,477.2		1,477.2	1,473.9		1,473.9

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the nine months ended December 31, 2009 (unaudited)
	Nine months	Nine months
	Ended	Ended
	Dec 31, 2009	Dec 31, 2008
	€M	€M

Profit /(loss) for the period	362.6	(23.4)

Other comprehensive income
Cash flow hedge reserve - effective portion of fair value changes to derivatives:
Net movements (out of)/into cash flow hedge reserve	(28.2)	154.6
Net increase in available for sale financial asset	22.2	16.3
Other comprehensive income for the period, net of income tax	(6.0)	170.9

Total comprehensive income for the period - all attributable to equity holders of parent	356.6	147.5

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended December 31, 2009 recognised and measured in accordance with IFRS (unaudited)

	Quarter	Quarter
	Ended	Ended
	Dec 31, 2009	Dec 31, 2008
	€M	€M

(Loss) for the quarter	(10.9)	(118.8)

Other comprehensive income
Cash flow hedge reserve - effective portion of fair value changes to derivatives:
Net movements (out of)/into cash flow hedge reserve	72.6	22.7
Net (decrease)/increase in available for sale financial asset	(17.9)	12.8
Other comprehensive income for the quarter, net of income tax	54.7	35.5

Total comprehensive income for the quarter - all attributable to equity holders of parent	43.8	(83.3)

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Cashflow Statement for the nine months ended December 31, 2009 (unaudited)

	Nine months	Nine Months
	Ended	Ended
	Dec 31,	Dec 31,
	2009	2008
	€M	€M
Operating activities
Profit/(loss) before tax	406.9	(23.4)

Adjustments to reconcile profit/(loss) before tax to net cash provided by operating activities
Depreciation	169.0	190.5
(Increase) in inventories	(0.8)	(0.5)
Decrease/(increase) in trade receivables	10.8	(10.2)
(Increase)/decrease in other current assets	(36.4)	77.5
(Decrease) in trade payables	(0.2)	(5.3)
(Decrease) in accrued expenses	(204.4)	(302.3)
Increase in other creditors	29.3	3.4
Increase in maintenance provisions	17.4	14.0
(Gain)/loss on disposal of property, plant and equipment	(2.6)	1.2
Loss on impairment of available for sale financial asset	13.5	93.6
Decrease in finance income	1.9	3.6
Decrease in finance expense	0.5	1.2
Retirement costs	0.6	0.3
Share based payments	3.7	2.5
Income tax refunded	-	0.5
Net cash provided by operating activities	409.2	46.6

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(593.5)	(401.7)
Proceeds from sale of property, plant and equipment	93.3	169.6
Purchase of equities classified as available for sale	-	(4.7)
Decrease in restricted cash	185.7	145.8
(Increase)/decrease in financial assets: cash > 3months	(922.0)	151.9
Net cash (used in)/provided by investing activities	(1,236.5)	60.9

Financing activities
Shares purchased under share buyback programme	-	(46.0)
Net proceeds from shares issued	10.4	0.8
Proceeds from long term borrowings Repayments of long term borrowings	409.6 (167.5)	136.1 (255.7)
Net cash provided by/(used in) financing activities	252.5	(164.8)

(Decrease) in cash and cash equivalents	(574.8)	(57.3)
Cash and cash equivalents at beginning of the period	1,583.2	1,470.8
Cash and cash equivalents at end of the period	1,008.4	1,413.5

Ryanair Holdings plc and Subsidiaries
Consolidated Interim Statement of Changes in Shareholders' Equity for the nine months ended December 31, 2009 (unaudited)

					Other Reserves
		Share		Capital
	Ordinary	Premium	Retained	Redemption		Other
	Shares	Account	Earnings	Shares	Hedging	Reserves	Total
	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2008	9.5	615.8	2,000.4	0.4	(142.2)	18.3	2,502.2
(Loss) for the period	-	-	(23.4)	-	-	-	(23.4)
Other Comprehensive income
Net movements into cash flow reserve	-	-	-	-	154.6	-	154.6
Net change in fair value of available for sale asset	-	-	-	-	-	16.3	16.3
Total other comprehensive income	-	-	-	-	154.6	16.3	170.9
Total comprehensive income	-	-	(23.4)	-	154.6	16.3	147.5
Issue of ordinary equity shares	-	0.8	-	-	-	-	0.8
Repurchase of ordinary equity shares	-	-	(46.0)	-	-	-	(46.0)
Capital redemption reserve fund	(0.1)	-	-	0.1	-	-	-
Share-based payments	-	-	-	-	-	2.5	2.5
Balance at December 31, 2008	9.4	616.6	1,931.0	0.5	12.4	37.1	2,607.0
(Loss) for the period	-	-	(145.8)	-	-	-	(145.8)
Other Comprehensive income
Net movements out of cash flow reserve	-	-	-	-	(14.3)	-	(14.3)
Net change in fair value of available for sale asset	-	-	-	-	-	(16.3)	(16.3)
Total other comprehensive income	-	-	-	-	(14.3)	(16.3)	(30.6)
Total comprehensive income	-	-	(145.8)	-	(14.3)	(16.3)	(176.4)
Issue of ordinary equity shares	-	0.8	-	-	-	-	0.8
Share-based payments	-	-	-	-	-	1.2	1.2
Retirement benefits	-	-	(7.5)	-	-	-	(7.5)
Balance at March 31, 2009	9.4	617.4	1,777.7	0.5	(1.9)	22.0	2,425.1
Profit for the period	-	-	362.6	-	-	-	362.6
Other Comprehensive income
Net movements out of cash flow reserve	-	-	-	-	(28.2)	-	(28.2)
Net change in fair value of available for sale asset	-	-	-	-	-	22.2	22.2
Total other comprehensive income	-	-	-	-	(28.2)	22.2	(6.0)
Total comprehensive income	-	-	362.6	-	(28.2)	22.2	356.6
Issue of ordinary equity shares	-	10.4	-	-	-	-	10.4
Share-based payments	-	-	-	-	-	3.7	3.7
Transfer of exercised and expired share based awards	-	-	0.3	-	-	(0.3)	-
Balance at December 31, 2009	9.4	627.8	2,140.6	0.5	(30.1)	47.6	2,795.8

Ryanair Holdings plc and Subsidiaries

 Operating and Financial Overview

Introduction

For the purposes of the Management Discussion and Analysis (“MD&A”) all figures and comments are by reference to the adjusted income statement excluding the exceptional items referred to below. A reconciliation of the results for the period under IFRS to the adjusted results is provided on page 15.

Exceptional items in the nine month period ended December 31, 2009 amounted to €13.5m reflecting an impairment of the Aer Lingus shareholding recorded in the quarter to June 30, 2009. Exceptional items in the nine month period ended December 31, 2008 amounted to €136.5m consisting of an impairment of the Aer Lingus shareholding of €93.6m and an accelerated depreciation charge of €42.9m on aircraft disposed in financial years 2009 and 2010.

Adjusted profit after tax excluding exceptional items increased by €263.0m to €376.1m. Including exceptional items the profit after tax for the nine months amounted to €362.6m compared to a loss of €23.4m in the nine month period ended December 31, 2008.

Summary nine months ended December 31, 2009

Adjusted profit after tax increased by €263.0m to €376.1m compared to €113.1m in the nine month period ended December 31, 2008 primarily due to a 40% decrease in fuel costs, partially offset by a 16% decline in average fares. Total operating revenues decreased by 2% to €2,378.7m as average fares fell by 16% due to the recession, price promotions, and the adverse impact of the movement in euro/sterling exchange rates. Ancillary revenues grew by 7% to €485.7m, lower than the increase in passenger volumes, due to a decline in average spend per passenger primarily due to lower excess baggage revenues, and the negative impact of the movement in euro/sterling exchange rates. Total revenue per passenger as a result decreased by 14%, whilst the Load Factor remained flat at 84% during the period.

Total operating expenses fell by 15% to €1,924.7m, primarily due to lower fuel prices, offset by the higher level of activity and increased operating costs associated with the growth of the airline. Fuel, which represents 35% of total operating costs compared to 49% in the comparative period, decreased by 40% to €666.4m due to the fall in the price per gallon paid offset by an increase in the number of hours flown. Unit costs excluding fuel fell by 5% and including fuel they fell by 26%. Operating margin increased by 13 points to 19% whilst operating profit increased by €309.5m to €454.0m.

Net margins increased to 16% from 5% at December 31, 2008 for the reasons outlined above.

Adjusted earnings per share for the period were 25.48 cent compared to 7.65 cent in the previous nine month period ended December 31, 2008.

Balance sheet
Total cash and cash equivalents remained strong at €2,439.7m. The Group generated cash from operating activities of €409.2m and a further €93.3m delivery proceeds on the sale of four Boeing 737-800 aircraft (and two spare engines) which partially funded capital expenditure incurred during the period. Capital expenditure of €593.5m largely consisted of advance aircraft payments for future aircraft deliveries and the delivery of 32 new Boeing 737-800 aircraft in the period. Total debt, net of repayments, increased by €242.1m to €2,640.5m during the period. Net debt at period end was €200.8m.

 Detailed Discussion and Analysis nine month period ended December 31, 2009

Adjusted profit after tax, increased by €263.0m to €376.1m primarily due to lower fuel costs, partially offset by a 16% decline in average fares. Total operating revenues decreased by 2% to €2,378.7m as average fares fell by 16% due to the recession, price promotions, the adverse impact of the movement in euro/sterling exchange rates and a decline in ancillary revenues per passenger, offset by a 15% increase in passenger numbers. Fuel, which represents 35% of total operating costs compared to 49% in the prior period comparative, decreased by 40% to €666.4m due to the fall in the price per gallon paid offset by an increase in the number of hours flown. Unit costs excluding fuel fell by 5% and including fuel they fell by 26%.  Operating margin, as a result, increased by 13 points to 19%, whilst operating profit increased by €309.5m to €454.0m.

Total operating revenues decreased by 2% to €2,378.7m, as a 16% decline in average fares was offset by a 15% increase in passenger traffic to 52.4m.

Total revenue per passenger decreased by 14% due to a 7% decline in ancillary revenues per passenger and a 16% fall in average fares.

Scheduled passenger revenues decreased by 3% to €1,893.0m due to a 15% rise in passenger volumes on existing routes offset by a 16% decrease in average fares, due to the recession, price promotions, lower baggage penetration rates, and the adverse impact of the movement in euro/sterling exchange rates. Load factor remained flat at 84%, compared to the period ended December 31, 2008.

Ancillary revenues increased by 7% to €485.7m, slower than the 15% increase in passenger volume, due to a decline in average spend per passenger primarily due to lower excess baggage revenues, and the adverse impact of the movement in euro/sterling exchange rates.

Total operating expenses decreased by 15% to €1,924.7m primarily due to the 40% decrease in fuel costs and 5% unit cost reductions (ex fuel) delivered in the period offset somewhat by the higher level of activity and costs associated with the growth of the airline.

Staff costs increased by 7% to €250.8m. This reflects an 11% increase in average headcount to 7,071, offset by the impact of a company wide pay freeze, the higher portion of contract crew operating during the period, and the rise in cabin crew numbers during the period who earn lower than the average salary.

Depreciation and amortisation increased by 15% to €169.0m. This reflects, net of disposals, an additional 31 lower cost ‘owned’ aircraft in the fleet this period compared to the period ended December 31, 2008.

Fuel costs decreased by 40% to €666.4m primarily due to the lower cost of fuel in the period.

Maintenance costs increased by 21% to €60.2m due to an increase in the number of leased aircraft from 39 to 49 and additional costs arising from increased line maintenance activity at new bases.

Aircraft rental costs increased by 21% to €69.6m, which is lower than the 26% increase in the average number of leased aircraft from 39 to 49, reflecting the positive impact of lower lease rentals achieved.

Route charges rose by 16% to €253.2m due to an increase in the number of sectors flown and an increase in average unit rates, offset by the positive impact of euro/sterling exchange rates.

Airport & handling charges increased by 4% to €357.2m due to a 15% increase in passenger volumes, offset by lower costs at new airports and bases launched and savings achieved on handling costs.

Marketing, distribution and other expenses decreased by 4% to €98.3m, due to improved margins on some existing products, indirect cost reductions, and the increased focus on internet based promotions.

Operating margin increased by 13 points to 19% due to the reasons outlined above and operating profits have increased by €309.5m to €454.0m compared to the period ended December 31, 2008.

Finance income decreased by 72% to €17.9m primarily due to the impact of lower deposit interest rates and the prudent placement of funds with highly rated and guaranteed financial institutions which typically provide a lower yield.

Finance expense decreased by 43% to €53.0m primarilydue to the impact of lower interest rates offset by the drawdown of debt to part finance the purchase of new aircraft.

Foreign exchange losses during the period of €1.1m are primarily due to the impact of movement in the sterling rate against the euro.

Balance sheet

Total cash and cash equivalents remained strong at €2,439.7m. The Group generated cash from operating activities of €409.2m and a further €93.3m delivery proceeds on the sale of four Boeing 737-800 aircraft (and two spare engines) which partially funded capital expenditure incurred during the period. Capital expenditure amounted to €593.5m and largely consisted of advance aircraft payments for future aircraft deliveries and the delivery of 32 new Boeing 737-800 aircraft. Total debt, net of repayments, increased by €242.1m during the period to €2,640.5m. Net debt at period end was €200.8m

Shareholders’ Equity at December 31, 2009 increased by €370.7m to €2,795.8m compared to March 31, 2009 due to the impact of IFRS accounting treatment for derivative financial assets, stock option grants, profit of €362.6m in the period and the issue of new shares of €10.4m (as detailed on page 9).

Detailed Discussion and Analysis Quarter ended December 31, 2009

There were no exceptional items in the quarter ended December 31, 2009. Exceptional items in the quarter ended December 31, 2008 amounted to €17.3m consisting of an accelerated depreciation charge on aircraft disposed in financial years 2009 and 2010.

Adjusted loss after tax, decreased by €90.6m to €10.9m primarily due to lower fuel costs, partially offset by a 12% decline in average fares. Total operating revenues increased by 1% to €611.9m as average fares fell by 12% due to the recession, price promotions, the adverse impact of the movement in euro/sterling exchange rates and a decline in ancillary revenues per passenger, offset by a 14% increase in passenger numbers. Fuel, which represents 34% of total operating costs compared to 47% in the prior period comparative, decreased by 37% to €206.6m due to the fall in the price per gallon paid offset by an increase in the number of hours flown. Unit costs excluding fuel fell by 4%, despite a 3% increase in average sector length, and including fuel they fell by 23%.  Operating margin, as a result, was marginally above breakeven, (an improvement of 15 points), whilst operating profit increased by €93.3m to €1.4m.

Total operating revenues increased by 1% to €611.9m, as a 14% increase in passenger traffic to 16.0m was offset by a 12% decline in average fares.

Total revenue per passenger decreased by 11% due to a 12% fall in average fares and a slower growth of ancillary revenues.

Scheduled passenger revenues remained flat at €472.5m due to a 14% rise in passenger volumes, offset by a 12% decline in average fares, due to the recession, price promotions, and the adverse impact of the movement in euro/sterling exchange rates. Load factor increased by 1% to 82% compared to the period ended December 31, 2008.

Ancillary revenues increased by 6% to €139.4m, slower than the 14% rise in passenger volumes due to a decline in average spend per passenger primarily due to lower excess baggage revenues, and the adverse impact of the movement in euro/sterling exchange rates.

Total operating expenses decreased by 12% to €610.5m primarily due to the 37% decrease in fuel prices and 4% unit cost reductions (ex fuel) delivered in the period offset somewhat by the higher level of activity and costs associated with the growth of the airline.

Staff costs increased by 10% to €82.2m. This reflects a 13% increase in average headcount to 7,095, offset by the impact of a company wide pay freeze, the higher level of contract crew operating during the period, and the rise in cabin crew numbers who earn lower than the average salary.

Depreciation and amortisation increased by 14% to €57.7m. This reflects, net of disposals, an additional 31 lower cost ‘owned’ aircraft in the fleet this quarter compared to the quarter ended December 31, 2008.

Fuel costs decreased by 37% to €206.6m primarily due to the lower cost of fuel in the period.

Maintenance costs increased by 5% to €19.9m due to an increase in the average number of leased aircraft from 40 to 52 and additional costs arising from increased line maintenance activity at new bases, offset by a rise in warranty credits received.

Aircraft rental costs increased by 27% to €24.6m, due to an increase in the average number of leased aircraft from 40 to 52 offset by the positive impact of lower lease rentals achieved.

Route charges rose by 18% to €79.3m due to an increase in the number of sectors flown and an increase in average unit rates, offset by the positive impact of euro/sterling exchange rates.

Airport & handling charges increased by 1% to €107.7m due to a 14% increase in passenger volumes, offset by lower costs at new airports and bases launched and savings achieved on handling costs.

Marketing, distribution and other expenses increased by 4% to €32.5m, due to improved margins on some existing products, indirect cost reductions, and the increased focus on internet based promotions.

Operating margin was marginally above breakeven(an increase of 15 points) due to the reasons outlined above and operating profits have increased by €93.3m to €1.4m compared to the period ended December 31, 2008.

Finance income decreased by 74% to €4.6m primarily due to the impact of lower deposit rates and the prudent placement of funds with highly rated and guaranteed financial institutions which typically provide a lower yield.

Finance expense decreased by 48% to €17.7m primarilydue to the impact of lower interest rates offset by the drawdown of debt to part finance the purchase of new aircraft.

Foreign exchange losses during the quarter of €0.5m are primarily due to the impact of changes in the euro/sterling exchange rates.

Ryanair Holdings plc

Interim Management Report

Introduction

This financial report for the nine month period ended December 31, 2009 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland’s Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

This interim management report includes the following:

•	Reconciliation of results for the period under International Financial Reporting Standards (“IFRS”) to adjusted results for the nine month period and quarter ended December 31, 2009;

•	Principal risks and uncertainties relating to the remaining three months of the year;

•	Related party transactions; and

•	Post balance sheet events.

Results of operations for the nine month period ended December 31, 2009 compared to the nine month period ended December 31, 2008, including important events that occurred during the nine months, are set forth in the Operating and Financial review on pages 10-14.

Reconciliation of results for the period under IFRS to adjusted results for the nine month period and quarter ended December 31, 2009

The unaudited condensed consolidated interim income statements for the nine month period and quarter ended December 31, 2009, as set forth on pages 5 and 6 of this nine month financial report, presents the results for the periods separately between pre-exceptional and exceptional items. Certain items are presented separately, as exceptional items, which, by virtue of their size or incidence, are unusual in the context of the Groups's ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.

 Reconciliation of profit/(loss) for the period to adjusted profit/(loss) for the period

	Nine months Ended Dec 31, 2009	Nine months Ended Dec 31, 2008	Quarter Ended Dec 31, 2009	Quarter Ended Dec 31, 2008
	€M	€M	€M	€M

Profit/(loss) for the period	362.6	(23.4)	(10.9)	(118.8)

Adjustments
Accelerated depreciation on property, plant and equipment	-	42.9	-	17.3
Loss on impairment of available for sale financial asset	13.5	93.6	-	-

Adjusted profit/(loss) for the period	376.1	113.1	(10.9)	(101.5)

Principal Risks and Uncertainties

Among the factors that are subject to change and could significantly impact Ryanair’s expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union (“EU”) and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel and other economic, social and political factors.

Board of directors

Details of the members of our Board of Directors are set forth on pages 93 and 94 of our 2009 Annual Report.

Related party transactions

Please see note 14 on page 22.

Post balance sheet events

Please see note 12 on page 22.

Ryanair Holdings plc

Notes forming Part of the Unaudited Condensed Consolidated

Interim Financial Statements

1.  Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The condensed consolidated interim financial statements of the Company for the nine months ended December 31, 2009 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2009 Annual Report, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34"). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2009 are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2009 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992. Statutory financial statements for the year ended March 31, 2009 have been filed with the Companies' Office. The auditors' report on those financial statements was unqualified.

In addition to the presentation of the condensed consolidated interim financial statements for the nine month period ended December 31, 2009, the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the quarter ended December 31, 2009 have also been provided on a supplementary basis and have been prepared in accordance with the measurement and recognition principles of IFRS as adopted by the EU.  The quarterly financial information does not include all information required for interim financial reporting under IAS 34.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the nine months ended December 31, 2009 on January 29, 2010.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRSs as issued by the International Accounting Standards Board.

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 April 2009.

•

IFRS 8 - Operating Segments ("IFRS 8"). We adopted IFRS 8 which replaces IAS 14 - Segmental Reporting  ("IAS 14"), during the nine months ended 31 December 2009. IFRS 8 requires a "management approach" under which segment information is presented on the same basis as that used for internal reporting purposes. IAS 14 required identification of two sets of segments - one based on business units and the other on geographical areas. IFRS 8 requires additional disclosures around identifying segments and their products and services. Our operations are organised as a single business unit, that of the provision of low-fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties. There has been no change to the operating segment as a result of the adoption of IFRS 8 and the reportable segment is consistent with that previously reported under the primary business segment format of the segment reporting under IAS 14. The additional disclosures around identifying segments and their products and services will be disclosed in the 2010 annual financial statements.  Comparative segment information has been represented, where necessary, in conformity with the transitional requirements of IFRS 8. Since the change in accounting policy only impacts the presentation and disclosure aspects, there is no impact on reported results or earnings per share.

•

IAS 1 (revised) - Presentation of Financial Statements. The revised standard prohibits the presentation of items of income and expenses (that is "non owner changes in equity") in the statement of changes in equity, requiring "non owner changes in equity" to be presented separately from owner changes in equity. All "non owner changes in equity" are required to be shown in a performance statement. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and the statement of comprehensive income). We have elected to present two statements: an income statement and a statement of comprehensive income. Also, the revised standard includes the statement of changes in shareholders' equity as a primary statement, rather than as a note to the financial statements.

•	Amendment to IFRS 7 "Improving Disclosures about Financial Instruments". The relevant aspects of the amendment will be addressed in the 2010 Annual Report disclosures.

The following standards, amendments to IFRS standards, IFRIC interpretations and improvements to IFRSs are mandatory for the first time for the financial year beginning 1 April 2009, but did not have an impact on the Company.

•	Amendments to IFRS 1 and IAS 27 "Cost of an Investment in a Subsidiary, Jointly-Controlled Entity or Associate";

•	Amendment to IFRS 2, "Share-based Payment - Vesting Conditions and Cancellations";

•	Amendment to IAS 23, "Borrowing Costs";

•	Amendments to IAS 32 and IAS 1 regarding puttable financial instruments and obligations arising on liquidation;

•	Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets";

•	Amendment to IFRIC 9 and IAS 39 "Embedded Derivatives";

•	IFRIC 15, "Agreements for the Construction of Real Estate";

•	IFRIC 16, "Hedges of a Net Investment in a Foreign Operation";

•	IFRIC 17, "Distributions of Non-Cash Assets to Owners";

•	IFRIC 18, "Transfer of Assets from Customers"; and

•	'Improvements to IFRSs 2008' (issued in May 2008).

The following standards, amendments to IFRS standards and interpretations have been issued, but are not effective for the financial year beginning 1 April 2009 and have not been early adopted by the Company:

•

IFRS 3 (revised) - Business Combinations and consequential amendments to IAS 27 - Consolidated and Separate Financial Statements, IAS 28 - Investments in Associates and IAS 31 - Interests in Joint Ventures, effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.

•	Amendment to IFRS 2, "Group Cash-settled Share-based Payment Transactions";

•	Amendment to IAS 32 "Classification of Rights Issues";

•	Amendment to IAS 39 "Eligible Hedged Items"; and

•	'Improvement to IFRSs 2009' (issued in April 2009).

Exceptional items

The Company presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results. In the current and prior period comparative we have presented an impairment of a financial asset investment and also accelerated depreciation related to aircraft disposals separately because of the unusual nature of these items. Any amounts deemed "exceptional" for management discussion and analysis purposes have been classified for the purposes of the income statement in the same way as non exceptional amounts of the same nature.

2.  Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.  Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly the first half-year typically results in higher revenues and results.

4.  Income tax expense

The Group's consolidated effective tax rate in respect of operations for the nine months ended December 31, 2009 was 10.5% (2008: 0.0%). The tax charge for the nine months ended December 31, 2009 of €44.3m (2008: €0.0m) primarily comprises a deferred tax charge relating to the utilisation of previous trading losses.

5.  Share based payments

The terms and conditions of the share option programme are disclosed in the most recent published consolidated financial statements.  The charge to the income statement in the nine months of approximately €3.7m (2008: €2.5m) is related to the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.  Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.  Capital commitments

At December 31, 2009 Ryanair had an operating fleet of 210 (2008: 167) Boeing 737-800 aircraft. It also had firm orders for an additional 112 Boeing 737-800's.  This includes 10 options exercised by the Group in December 2009.  The delivery of these firm order aircraft will increase the fleet size (net of planned disposals) to 299 aircraft by March 31, 2013.

8.  Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €93.2m at March 31, 2009 to €101.9m at December 31, 2009 is comprised of an impairment charge of €13.5m on its shareholding in Aer Lingus, recognised in the income statement, reflecting a further decline in the Aer Lingus share price from €0.59 per share at March 31, 2009 to €0.50 at June 30, 2009. This impairment charge is offset by a gain of €22.2m, recognised through reserves, reflecting the subsequent increase in the share price to €0.64 per share at December 31, 2009. All such impairment losses are required to be recognised in the income statement and are not subsequently reversed, while gains are recognised through reserves.

9.  Analysis of operating segment

The Company is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties. The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

As of April 1, 2009 the Company determines and presents operating segments based on the information that internally is provided to the CEO, who is the Company's Chief Operating Decision Maker (CODM). When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type. The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated adjusted profit/(loss) after tax of the Company for the period. This measure excludes the effects of certain income and expense items, which are unusual, by virtue of their size and incidence, in the context of the Company's ongoing core operations, such as the impairment of a financial asset investment and accelerated depreciation related to aircraft disposals (see reconciliation on page 15).

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations. In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

There have been no changes to the basis of segmentation or the measurement basis for the segment profit or loss since March 31, 2009.

Reportable segment information is presented as follows:

	Nine months	Nine months
	Ended	Ended
	Dec 31,	Dec 31,
	2009	2008
	€M	€'M
External revenues	2,378.7	2,415.1

Reportable segment profit after income tax	376.1	113.1

	At Dec 31, 2009	At Mar 31, 2009
	€M	€'M
Reportable segment assets	6,774.3	6,387.9

Reconciliation of reportable segment profit or loss to consolidated profit after income tax is as follows:

	Nine Months	Nine months
	Ended	Ended
	Dec 31,	Dec 31,
	2009	2008
	€M	€'M
Total profit or loss for reportable segment	376.1	113.1
Other items of profit or loss
Loss on impairment of available for sale financial asset	(13.5)	(93.6)
Accelerated depreciation on property, plant and equipment	-	(42.9)
Consolidated profit/(loss) after income tax	362.6	(23.4)

10.  Earnings per share

	Nine months	Nine Months	Quarter	Quarter
	Ended	Ended	Ended	Ended
	Dec-31	Dec-31	Dec-31	Dec-31
	2009	2008	2009	2008

Basic earnings/(losses) per ordinary share euro cent	24.57	(1.59)	(0.74)	(8.06)
Diluted earnings/(losses) per ordinary share euro cent	24.48	(1.59)	(0.74)	(8.06)
Weighted average number of ordinary shares (in M’s) - basic	1,476.0	1,478.2	1,477.2	1,473.9
Weighted average number of ordinary shares (in M’s) - diluted	1,481.1	1,478.2	1,481.6	1,473.9

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 5.2m (2008: 1.6m).

11.  Property, plant and equipment

Acquisitions and disposals

During the nine months ended December 31, 2009, the Group acquired assets with a cost of €593.5m (nine months December 31, 2008: €401.7m).  Four Boeing 737-800 aircraft and two spare engines were disposed of during the nine months, generating sales proceeds of €93.3m.

12.  Post balance sheet events

There are no significant post balance sheet events.

13.  US GAAP Reconciliation

Following on from the issuance by the SEC of Rule 3235 "Acceptance from Foreign Private Issuers of Financial Statements prepared in accordance with International Financial Reporting Standards without reconciliation to US GAAP", the Group has chosen to exclude a US GAAP Reconciliation from these preliminary financial statements.

14.  Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the nine month period ended December 31, 2009 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2009 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

Ryanair Holdings plc

Responsibility Statement

Statement of the directors in respect of the nine-month financial report

Each of the directors, whose names and functions are listed on pages 93 and 94 of our 2009 Annual Report, confirm that, to the best of each person's knowledge and belief:

1)     The unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2009, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders’ equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002.

2)     The interim management report includes a fair review of the information required by:

(i)  Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the nine months ended December 31, 2009 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the three months ending March 31, 2010; and

(ii) Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the nine months ended December 31, 2009 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2009 Annual Report that could do so.

The Group's auditors have not reviewed these condensed consolidated interim financial statements.

On behalf of the Board

David Bonderman                    Michael O'Leary

Chairman                                Chief Executive

January 29, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  1 February, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary